SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K
 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2017

 Cresud Sociedad Anónima, Comercial, Inmobiliaria,
Financiera y Agropecuaria
(Exact name of Registrant as specified in its charter)

Cresud Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Moreno 877
(C1091AAQ)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes o               No x

CRESUD S.A.C.I.F. and A.
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of the letter filed with the Comision Nacional de Valores and Bolsa de Comercio de Buenos Aires on July 21, 2017.

By letter dated July 21, 2017, the company reported that it has subscribed a purchase and sale agreement with an unrelated third party of "La Esmeralda " farm which has 9,352 hectares of agricultural/cattle activity located in the Department of Nueve de Julio, Province of Santa Fe, Argentina.

The total amount of the operation was set at USD 19 million (USD / ha 2,031), of which USD 4 million have been paid. Of the remaining balance of USD 15 million, USD 3 million will be collected along with the deed and possession in June 2018 and the rest secured with a mortgage on the property, in 4 installments of the same amount ending in April 2022 that will accrue a 4% per annum on balances.

This farm was valued in books at approximately ARS 19.5 million. The accounting result will be recorded in the fourth quarter of fiscal year 2018.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

By:	/S/ Saúl Zang
Saúl Zang
Responsible for the Relationship with the Markets
  July 21, 2017